Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preference dividends for the periods presented:

Columbia Pipeline Group, Inc.

Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Nine Months Ended September 30, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
Earnings
Add:
Pretax income from continuing Operations (b)	$306,477,138	$391,832,675	$382,318,903	$333,308,059	$311,174,194	$326,795,821
Fixed Charges	75,621,477	65,365,429	44,984,288	32,043,502	30,907,607	30,462,702
Amortization of capitalized interest (c)	—	—	—	—	—	—
Distributed income of equity investees	44,107,772	37,800,000	32,125,000	34,850,000	18,750,000	12,885,868
Share of pre-tax losses of equity investees for which charges arising guarantees are included in fixed charges	—	—	—	—	—	—
Deduct:
Interest capitalized (c)	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries (d)	—	—	—	—	—	—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

	$426,206,387	$494,998,104	$459,428,191	$400,201,561	$360,831,801	$370,144,391

Fixed charges
Interest on long-term debt	$71,085,619	$61,560,284	$40,611,359	$26,060,109	$25,424,998	$29,695,959
Other interest	2,691,773	3,805,145	4,372,929	5,983,393	5,482,609	766,743
Capitalized interest during period (c)	—	—	—	—	—	—
Amortization of premium, reacquisition premium, discount and expense on debt, net	1,844,085	—	—	—	—	—
Interest portion of rent expense	—	—	—	—	—	—
Non-controlling interest	—	—	—	—	—	—

	$75,621,477	$65,365,429	$44,984,288	$32,043,502	$30,907,607	$30,462,702

Plus preferred stock dividends:
Preferred dividend requirements of subsidiary	$—	$—	$—	$—	$—	$—
Preferred dividend requirements factor	0.66	0.61	0.65	0.62	0.62	0.62

Preference security dividend requirements of consolidated subsidiaries (d)	—	—	—	—	—	—
Fixed charges	75,621,477	65,365,429	44,984,288	32,043,502	30,907,607	30,462,702

	$75,621,477	$65,365,429	$44,984,288	$32,043,502	$30,907,607	$30,462,702

Ratio of earnings to combined fixed charges and preference dividends	5.64	7.57	10.21	12.49	11.67	12.15

(a)	Income Statement amounts have been adjusted for discontinued operations.
(b)	Excludes adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees.
(c)	CPG is a public utility following SFAS 71 and therefore does not add amortization of capitalized interest or subtract interest capitalized in determining earnings, nor reduces fixed charges for Allowance for Funds Used During Construction.
(d)	Preferred dividends, as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one minus the effective income tax rate applicable to continuing operations.